English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

PUBLIC NOTIFICATION OF AVAILABILITY OF THE INFORMATION RELATED TO THE LEGAL, FINANCIAL AND ACCOUNTING CHARACTERISTICS OF ILOG S.A.

in connection with the public tender offer for the shares and warrants of ILOG S.A.

initiated by CITLOI, an indirect wholly-owned subsidiary of IBM

This document is published pursuant to Article 231-28 of the General Regulations (the “AMF General Regulations”) of the French stock market authority (Autorité des Marchés Financiers) (the “AMF”).

Pursuant to Article L. 621-8 of the French Monetary and Financial Code and Article 231-26 of the AMF General Regulations, the AMF has issued visa n° 08-187 dated September 12, 2008, relating to the offer response document in connection with the tender offer initiated by CITLOI S.A.S. (“CITLOI”), an indirect wholly-owned subsidiary of International Business Machines Corporation (“IBM”). The offer response document has been prepared by ILOG S.A. (“ILOG”) under the responsibility of the persons signing the offer response document.

The ILOG offer response document approved by the AMF and the document related to the information regarding legal, financial and accounting characteristics of ILOG are available on the website of the AMF (www.amf-france.org), the website of ILOG (www.ilog.fr) and are available to the public free of charge at the registered offices of ILOG - 9, rue de Verdun, B.P. 85, 94253 Gentilly Cedex France.

An additional notice will be released by the AMF to communicate the opening date of the tender offer in France and its timeline.

The ILOG reference document (document de référence) relating to the 2007/2008 fiscal year, which includes the accounts ended on June 30, 2008, will be published during the offer, at least 5 days before the closing of the tender offers.

The circulation, publication or distribution of this press release is subject to legal or regulatory restrictions in certain countries. This press release is not addressed, either directly or indirectly, to persons who are subject to such restrictions. This press release does not constitute an offer to purchase securities. The tender offers described in the offer response document are not made in the United States or extended to U.S. holders of securities unless a Schedule TO is filed by CITLOI and a Schedule 14d-9 is filed by ILOG. CITLOI and ILOG intend to file such documents in the United States on the date on which the AMF announces the opening of the offer in France.

Forward-looking Statements

This press release contains forward-looking statements. These statements are not guarantees of future performance and are subject to inherent risks and uncertainties including with respect to the factors that may affect the completion of the acquisition. Forward-looking statements may be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may”, “will”, “expects”, “believes”, “anticipates”, “plans”, “intends”, “estimates”, “projects”, “forecasts”, “seeks”, “could”, “should”, or the negative of such terms, and other variations on such terms or comparable terminology.

Forward-looking statements include, but are not limited to, statements about the opening of the tender offers.   Any such forward-looking statements speak only as of the date on which they are made and IBM, CITLOI and ILOG shall be under no obligation (and expressly disclaim any such obligation) to update or alter such forward-looking statements whether as a result of new information, future events or otherwise, except to the extent legally required.